UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☒ Form 10-K   ☐ Form 20-F   ☐ Form I 1-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2004
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items to which the notification relates:

Item 9A of Part II and Item 15 of Part IV

PART I — REGISTRANT INFORMATION

Dynamics Research Corporation

Full Name of Registrant

N/A

Former Name if Applicable

60 Frontage Road

Address of Principal Executive Office (Street and Number)

Andover, Massachusetts 01810

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant cannot timely file its Annual Report on Form 10-K for the year ended December 31, 2004 due to reasons that could not be eliminated without unreasonable effort or expense. The Sarbanes-Oxley Act of 2002 (the “Act”) imposed many requirements regarding corporate governance and financial reporting. One requirement under section 404 of the Act, beginning with this Annual Report, is for management to report on the Registrant’s internal control over financial reporting and for our independent registered public accountants, Grant Thornton LLP, to attest to this report. Despite diligent efforts on the part of the Registrant and Grant Thornton LLP, the work necessary to complete the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, could not be finished in sufficient time to permit the timely filing of the Form 10-K. Management anticipates that the portions of the Annual Report on Form 10-K that are not filed by the prescribed due date will be filed on or before March 31, 2005.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Keleher	978	475-9090

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

Yes ☒         No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒         No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As announced by the Registrant in its February 23, 2005 press release, for the year ended December 31, 2004 the Registrant’s revenues were $275.7 million, a 13% increase from the same period in 2003. Income from continuing operations was $9.4 million, or $1.03 per diluted share, compared with net income from continuing operations of $8.7 million, or $0.98 per diluted share, in 2003. For the fourth quarter of 2004, the Registrant’s revenues were $78.2 million, a 27% increase over the same period of the prior year. Income from continuing operations was $2.9 million, or $0.31 per diluted share, compared with income from continuing operations of $2.7 million, or $0.30 per diluted share, for the same period of the prior year. A copy of the press release was furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated February 23, 2005, and filed with the Commission on February 24, 2005. The consolidated statement of operations for the fiscal year ended December 31, 2004 expected to be included in the Form 10-K is expected to be consistent with the results of operations for such fiscal year as set forth in the February 23, 2005 press release.

Dynamics Research Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2005	/s/ David Keleher

David Keleher Senior Vice President and Chief Financial Officer

Exhibit A

Dynamics Research Corporation Andover, MA	March 16, 2005

Gentlemen:

We have been provided with a copy of the Form 12b-25 to be filed by Dynamics Research Corporation (“DRC”) on or about March 16, 2005. We have read DRC’s statements contained in Part III therein and we agree with the statements made regarding our firm, Grant Thornton LLP.

Very truly yours,

/s/ Grant Thornton LLP